UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Nine-Month Period Ended September 30, 2019	Page 3

Unaudited Pro Forma Condensed Consolidated Financial Information	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of Suzano S.A. (“Suzano”) should be read together with Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Suzano may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements,” “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Suzano’s 2018 Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019 (SEC File No. 001-38755).

New Accounting Pronouncements

The following accounting standards and interpretations have been issued and approved by the International Accounting Standards Board (“IASB”). They came into force on and are effective for periods from January 1, 2019.

IFRS 16 – Leasing Operation

Suzano adopted the accounting standard IFRS 16 and elected to apply IFRS 16 retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated. As a result, we recognized on January 1, 2019 the amounts corresponding to the right-of-use of current contracts, in amounts equivalent to the present value of obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases.

In addition, Suzano recognized the residual value of the right to use the contracts previously classified as financial leases under IAS 17 and which were recognized in the Property, Plant and Equipment Assets group until December 31, 2018, being reclassified the amount of R$89,338.0 in the initial adoption.

On January 1, 2019 in the adoption of the IFRS 16 standard, Suzano recognized the amount of R$4,019.3 million as lease liabilities for contracts under the IFRS 16 definition of lease. Such liabilities were recorded under “Lease obligations” balance (current and non-current), not being characterized as debt. Most of the impact refers to land lease (R$2,072.9 million), followed by leasing of ships (R$1,656.3 million). For further details, please refer to note 18 of the unaudited condensed consolidated interim financial information as of September 30, 2019.

On December 18, 2019 the CVM (Brazilian Securities and Exchange Commission, or Comissão de Valores Mobiliários) issued a circular memorandum (Ofício/ Circular/CVM/SNC/SEP/nº 02/2019) containing a guidance on relevant aspects of CPC 06 (R2) - IFRS 16 to be observed in the preparation of the financial statements of lessee companies for the year ended December 31, 2019.

According to the CVM, the interim financial statements of listed companies in 2019 presented differences with respect to the application of IFRS 16. Therefore, the CVM issued a guidance that should be followed by listed companies. Two of the issues addressed in the guidance relate to (i) the change of the applicable incremental loan rate from the real rate to the nominal rate and (ii) the inclusion of sales taxes (PIS and COFINS) in the calculation of lease liabilities, could impact the measurement of Suzano’s lease liability, right of use, right of use amortization expense and interest expense.

The application of the mandatory CVM accounting guidance represents a new accounting policy, therefore, Suzano has made an appropriate calculation in order to implement such guidance and has concluded that the impact on the interim financial information as of September 30, 2019 would be the following:

(i)	a decrease in right of use and lease liability approximately in the amount of R$ 600 million at January 1, 2019; and
(ii)	the related reduction in right of use amortization expense and the increase in the interest expense on the lease liability in the income statement for the nine-month period ended September 30, 2019, would not be material.

Results of Operations – Nine-month period ended September 30, 2019 compared to period ended September 30, 2018

The following discussion of Suzano’s results of operations is based on Suzano’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the three years ended December 31, 2018, 2017 and 2016 which we refer to as Suzano’s “Audited Annual Financial Statements,” and Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019 and presented in accordance with IAS 34 Interim Financial Reporting, as issued by IASB. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Nine-month period ended September 30, 2019 compared to nine-month period ended September 30, 2018	For the nine-month period ended September 30
	2019	2019	2018
	U.S.$ (3)	(in thousands of R$), except per share data
Net sales	4,553,835	18,963,990	10,214,225
Cost of sales	(3,585,973)	(14,933,426)	(5,231,572)
Gross profit	967,862	4,030,564	4,982,653

Operating income (expenses)
Selling	(328,330)	(1,367,298)	(433,250)
General and administrative	(213,181)	(887,772)	(549,596)
Income from associates and joint ventures	5,102	21,247	3,867
Other, net	64,462	268,447	36,597
Operating profit before net financial income (expenses)	495,915	2,065,188	4,040,271

Net financial income (expenses)
Financial expenses	(750,113)	(3,123,771)	(1,035,172)
Financial income	94,461	393,374	215,456
Derivative financial instruments	(537,149)	(2,236,904)	(3,848,539)
Monetary and exchange variations, net	(812,375)	(3,383,054)	(1,421,714)
Net income (loss) before taxes	(1,509,261)	(6,285,167)	(2,049,698)

Income taxes
Current	(53,307)	(221,992)	(420,147)
Deferred	604,563	2,517,641	1,327,747
Net income (loss) for the period	(958,005)	(3,989,518)	(1,142,098)

Result of the period attributed to the controlling shareholders	(957,416)	(3,987,065)	(1,142,856)
Result of the period attributed to non-controlling shareholders	(589)	(2,453)	758

Earnings (loss) per share
Basic (1)	(0.70961)	(2.95508)	(1.04524)
Diluted (2)	(0.70961)	(2.95508)	(1.04524)

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

Due to the loss recorded in the period, we do not consider the dilution effect in the calculation

(3) In thousands of U.S.$, except per share data. For convenience purposes only, amounts in reais in the nine-months ended September 30, 2019 have been translated to U.S. dollars using a rate of R$4.1644 to U.S.$1.00, the commercial selling rate for U.S. dollars at September 30, 2019 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of December 31, 2019, the exchange rate for reais into U.S. dollars was R$4.0307 per U.S.$1.00, based on the selling rate as reported by the Central Bank of Brazil.

As of the date of the merger of shares (incorporação de ações) with Fibria on January 3, 2019 (which we refer to as “Merger”), Suzano determined the fair value of the Fibria assets and liabilities acquired in the Merger and recorded the fair value of such assets and liabilities in Suzano’s books. For local regulatory purposes the fair value is required to be segregated between the historical cost in the stand-alone books of Fibria and the difference in the Fibria standalone historical cost and the fair value adjustments to the specific fair value adjustments. The fair value adjustments represent the difference in the fair value of Fibria assets and liabilities at the acquisition date and the historical cost in the stand alone Fibria books, as described on footnote 1.1.1 of Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019. As required under local regulation Suzano presented the impacts of such fair value adjustments in the statement of income included in the unaudited condensed consolidated interim financial information as of September 30, 2019 as Fibria and Suzano were two separate legal entities.

As result of the Merger with Fibria, Suzano is presenting the impact of the fair value adjustments amortization for the nine-months period ended September 30, 2019 in Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019 as follows:

For the nine-month period ended September 30, 2019
(in million of R$)
Cost of sales
Fair value adjustment on acquisition of Fibria – Amortization	(2,702.6)
Selling
Fair value adjustment on acquisition of Fibria – Amortization	(614.0)
General and Administrative
Fair value adjustment on acquisition of Fibria – Amortization	5.1
Other, net
Fair value adjustment on acquisition of Fibria – Amortization	(1.6)
Net Financial Result
Fair value adjustment on acquisition of Fibria – Amortization	69.4

Fair value adjustment on acquisition of Fibria – Amortization	3,243.7

Net sales revenue

Suzano’s net sales revenue increased 85.7%, or R$8,749.8 million, from R$10,214.2 million in the nine-month period ended September 30, 2018 to R$18,964.0 million in the corresponding period in 2019, mainly due to (i) increase in revenue due to the consolidation of Fibria, which had net revenues of R$14,251.7 million in the nine-month period ended September 30, 2018, (ii) a decrease in pulp prices in U.S. dollars, (iii) depreciation of the average real against the U.S. dollar, and (iv) a 12% drop in pulp sales volume when compared to the volume of the combined operation of Fibria and Suzano in the nine-month period ended September 30, 2018 against the volume of Suzano in the nine-month period ended September 30,2019. Since the decrease in pulp prices, the depreciation of the real average against the US dollar and the drop-in pulp sales volume were offset by the consolidation of Fibria in 2019, the result was an increase in net sales revenue.

Suzano’s net sales revenue from pulp increased 122.5%, or R$8,475.4 million, from R$6,920.6 million in the nine-month period ended September, 2018 to R$15,396.0 million in the corresponding period in 2019, mainly due to (i) the consolidation of Fibria, which had net revenues from pulp of R$14,177.3 million in the nine-month period ended September 30, 2018, (ii) a decrease in pulp prices in U.S. dollars and (iii) a 12% drop in pulp sales volume when compared to the volume of the combined operation of Fibria and Suzano in the nine-month period ended September 30, 2018 against the volume of Suzano in the nine-month period ended September 30, 2019. Suzano’s net sales revenue from pulp represented 67.8% of total net sales revenue in the nine-month period ended September 30, 2018, compared to 81.2% in the corresponding period in 2019. Suzano’s net sales revenue from pulp exports increased 118.3%, or R$7,567.5 million in 2019, from R$6,396.3 million in the nine-month period ended September 30, 2018 to R$13,963.8 million in the corresponding period in 2019, mainly due to (i) the consolidation of Fibria, which had net revenues from pulp exports of R$12,954.3 million in the nine-month period ended September 30, 2018, and (ii) a 18% drop in pulp sales volume when compared to the volume of the combined operation of Fibria and Suzano in the nine-month period ended September 30, 2018 against the volume of Suzano in the nine-month period ended September 30, 2019. Net revenues from pulp exports represented 73.6% of total net revenues in the nine-month period ended September 30, 2019 (35.9% from Asia, 23.8% from Europe, 13.8% from North America and 0.1% from South and Central America).

Suzano’s average international net sales price of pulp in the nine-month period ended September 30, 2019 decreased 15.8%, or U.S.$106.9/ton, from U.S.$677.0/ton in the nine-month period ended September 30, 2018 to U.S.$570.2/ton in the corresponding period in 2019. In the domestic market, Suzano’s average net pulp sales price decreased 1.2%, or R$28.7/ton, from R$2,372.6/ton in nine-month period ended September 30, 2018 to R$2,344.0/ton in the corresponding period in 2019.

Suzano’s net sales revenue from paper increased 8.3%, or R$274.4 million, from R$3,293.6 million in the nine-month period ended September 30, 2018 to R$3,568.0 million in the corresponding period in 2019. Net sales revenue from paper represented 32.2% of total net sales in the nine-month period ended September 30, 2018, compared to 18.8% in the corresponding period in 2019. The increase in net sales revenue from paper in the nine-month period ended September 30, 2019 compared to the corresponding period in 2018 is largely due higher export sales volume and depreciation of the average real against the U.S. dollar. Net revenues from paper exports represented 5.8% of total net revenues in the nine-month period ended September 30, 2019 (2.6% from South and Central America, 1.7% from North America, 0.8% from Europe, 0.7% from Asia and Africa). Suzano’s net sales revenue from paper in the domestic market increased 5.9%, or R$136.8 million, from R$2,329.0 million in the nine-month period ended September 30, 2018 to R$2,465.8 million in the corresponding period in 2019, impacted mainly by price increase due to exchange rate variation.

The average international net paper sales price in 2019 increased 3.3%, or U.S.$28.7/ton, from U.S.$878.4/ton in the nine-month period ended September 30, 2018 to U.S.$907.2/ton in the corresponding period in 2019. In the domestic market, the average net paper sales price increased 12.1%, or R$446.7/ton, from R$3,690.2/ton in the nine-month period ended in September 30, 2018 to R$4,136.9/ton in the corresponding period in 2019.

Cost of sales

Suzano’s total cost of sales increased 185.4%, or R$9,701.8 million, from R$5,231.6 million in the nine-month period ended September 30, 2018 to R$14,933.4 million in the corresponding period in 2019, mainly due to (i) the consolidation of Fibria, which had cost of sales of R$7,750.2 million in the nine-month period ended September 30, 2018, (ii) R$2,702.6 million of amortization of the fair value adjustment on acquisition of Fibria, (iii) increase of R$3,078.3 million in variable cost, (iv) increase of depreciation, amortization and depletion of R$1,733.3 million, (v) higher concentration of general maintenance downtimes and (vi) higher freight costs per ton.

Gross profit

Suzano’s gross profit decreased 19.1%, or R$952.1 million, from R$4,982.7 million in the nine-month period ended September 30, 2018 to R$4,030.6 million in the corresponding period in 2019, due to the factors mentioned above and due to the consolidation of Fibria, which had gross profit of R$6,501.5 million in the nine-month period ended September 30, 2018. Suzano’s gross margin in the nine-month period ended September 30, 2018 was 48.8% compared to 21.3% in the corresponding period in 2019. This decrease is mainly due to the factors mentioned above and the consolidation of Fibria, which had gross margin of 45.6% in the nine-month period ended September 30, 2018.

Selling, general and administrative

Suzano’s, selling expenses increased 215.6%, or R$934.0 million, from R$433.3 million in the nine-month period ended September 30, 2018 to R$1,367.3 million in the corresponding period in 2019. The main variation is due to (i) the consolidation of Fibria, which had selling expenses of R$638.2 million in the nine-month period ended September 30, 2018, (ii) R$614.0 million amortization of the fair value adjustments on acquisition of Fibria and (iii) an increase of R$169.5 million in logistics cost in the nine-month period ended September 30, 2019 compared to the same period in 2018.

Suzano’s general and administrative expenses increased 61.5%, or R$338.2 million, from R$549.6 million in the nine-month period ended September 30, 2018 to R$887.8 million in the corresponding period in 2019. The variation is due to (i) the consolidation of Fibria, which had general and administrative expenses of R$267.8 million in the nine-month period ended September 30, 2018, (ii) an increase of R$144.5 million in personnel expenses, (iii) an increase of R$109.1 million in services and (iv) an increase of R$76.6 million in other expenses that includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation in the nine-month period ended September 30, 2019 compared to the same period in 2018.

Other, net

Suzano’s other operating income (expenses), increased R$231.8 million, from a gain of R$36.6 million in the nine-month period ended 2018 to a gain of R$268.4 million in the corresponding period in 2019The fluctuation is mainly due to: (i) the consolidation of Fibria, which had other operating, net (expense) of R$99.3 million in the nine-month period ended September 30, 2018, (ii) an increase in the amount of R$77.4 million in the result on fair value adjustment of biological assets mainly due to a change in the accounting police, as described in note 3.1.7 of the unaudited condensed consolidated interim financial information as of September 30, 2019, (iii) a gain of R$35.2 million from the sale of legal credits (Eletrobras - Centrais Elétricas Brasileiras S.A. credits) in the nine-month period ended September 30, 2019 and (iv) in 2019 Suzano has received final favorable court decisions related to legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, therefore in the quarter ended September 30th, 2019, Suzano recorded an asset of R$128.1 million relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results, as described in note 9 1) of the unaudited condensed consolidated interim financial information as of September 30, 2019.

Operating profit before net financial income (expenses)

Suzano’s operating profit before net financial income (expense) decreased 48.9%, or R$1,975.1 million, from a profit of R$4,040.3 million in the nine-month period ended September 30, 2018 to a profit of R$2,065.2 million in the corresponding period in 2019, due to (i) the consolidation of Fibria, which had income before financial income and expenses of R$5,497.0 million in the nine-month period ended September 30, 2018 and (ii) the facts mentioned above. Suzano’s operating margin in the nine-month period ended September 30, 2018 was 39.6% compared to 10.9% in the corresponding period in 2019. This decrease is mainly due to the consolidation of Fibria, which had gross margin of 38.6% in the nine-month period ended September 30, 2018.

Net financial income (expenses)

Suzano’s net financial income (expenses) increased 37.1% or R$2,260.4 million, from a loss of R$6.090.0 million for the nine-month period ended September 30, 2018 to a loss of R$8,350.4 million in the corresponding period in 2019. This increase was largely due to (i) the consolidation of Fibria, which had net financial result (expense) of R$3,337.6 million in the nine-month period ended September 30, 2018, (ii) an increase in interest on loans and financing and debentures of R$1,898.8 million, (iii) an increase in amortization of fundraising costs in the amount of R$141.1 million, and (iv) an increase in income (expenses) from derivative financial instruments of R$1,308.8 million and (v) an increase in exchange rate variation on loans, financing and debentures of R$1,542.4 million in the nine-month period ended September 30, 2019 compared to the same period of 2018 as described in note 24 of Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019.

Net income (loss) before taxes

Suzano’s net income (loss) before taxes decreased 206.6% or R$4,235.5 million, from a loss of R$2,049.7 million in the nine-month period ended September 30, 2018 to a loss of R$6,285.2 million in the same period in 2019. This result was largely impacted by the factors mentioned above.

Income taxes

Suzano’s income taxes increased 152.9% or R$1,388.0 million, from an income tax gain of R$907.6 million in the nine-month period ended September 30, 2018 compared to an income tax gain of R$2,295.6 million during the corresponding period in 2019. This increase was largely due to (i) the fact that in the nine-month period ended September 30, 2019 the effective rate of income and social contribution tax expenses was 36.5% positive compared to 44.3% positive in the same period of 2018. The increase in the effective rate of income and social contribution tax expenses is mainly due to the increase of the tax effect on permanent differences in the nine-month period ended September 30, 2019 compared to the corresponding period in 2018, as follows (a) an increase of R$42.7 million on director bonus, (b) an increase of R$179.3 million on taxation with subsidiaries - presumed profit, which is one of the two methods to calculate the income tax in Brazil. Under this method the taxable income is calculated on a quarterly basis and corresponds to a deemed profit margin applied over gross revenue, adjusted as determined by tax law, (c) a decrease of R$134.9 million on tax incentives – reduction of SUDENE, (d) a decrease of R$33.5 million on credit related to Reintegra Program as described in note 11.1 of Suzano’s unaudited condensed consolidated interim financial information as of September 30, 2019.

Net income (loss) for the period

Suzano’s net income decreased 249.3% or R$2,847.4 million, from net loss of R$1,142.1 million in the nine-month period ended September 30, 2018 to a net loss of R$3,989.5 million during the corresponding period in 2019. This result was mainly due to the factors mentioned above.

Indebtedness

As of September 30, 2019, Suzano’s total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$64,020.5 million, of which R$5,091.2 million represented current indebtedness, of which R$5,009.8 million refers to current indebtedness from loans and financing and R$81.4 million refers to current indebtedness related to debentures and R$58,929.3 million represented non-current indebtedness, of which R$54,265.1 million refers to non-current indebtedness from loans and financing and R$4,664.2 million refers to non-current indebtedness related to debentures. Below is a description of Suzano’s consolidated financings and loans:

				Current	Non-current		Total
Type	Interest rate	Average annual interest rate - %	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
			(in thousands of R$), except per share data
In foreign currency
BNDES	UMBNDES	6.6	27,864	21,577	34,439	139,940	62,303	161,517
Bonds	Fixed	5.7	323,168	216,624	28,281,429	11,189,403	28,604,597	11,406,027
Syndicated loan	Libor	2.7	31,730	37,546	12,673,982	11,787,588	12,705,712	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	Libor			236,385		560,689		797,074
Financial lease	U.S.$			5,608		12,617		18,225
Export credits (ACC - pre-payment)	Libor/Fixed	4.1	2,088,937	1,896,717	3,281,010	274,673	5,369,947	2,171,390
			2,471,699	2,414,457	44,270,860	23,964,910	46,742,559	26,379,367

In local currency
BNDES	TJLP	8.2	278,137	28,867	1,586,541	183,269	1,864,678	212,136
BNDES	TLP	8.1	8,120		97,827		105,947
BNDES	Fixed	5.2	43,149	26,119	85,474	95,034	128,623	121,153
BNDES	SELIC	5.9	76,112		728,447		804,559
FINAME	Fixed	6.6	4,815	970	15,193	2,010	20,008	2,980
BNB	Fixed	6.6	32,733	25,038	165,673	191,976	198,406	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	6.4	1,900,423	789,892	3,951,197	1,588,986	5,851,620	2,378,878
Export credit note	CDI	6.6	109,321	93,001	1,268,392	1,327,378	1,377,713	1,420,379
Rural producer certificate	CDI	7.6	1,406	6,809	273,234	273,029	274,640	279,838
Export credits (“Pre payment”)	Fixed	8.1	50,547		1,312,318		1,362,865
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	88,628	7,725	509,969	5,135	598,597	12,860
Others (revolving cost, working capital and FDI)	Fixed	10.1	4,593	10,467		16,930	4,593	27,397
FDIC Funds of credit rights (Note 7.1)	Fixed	0.4	8,704	22,054			8,704	22,054
Fair value adjustment on business combination with Fibria			(68,586)				(68,586)
Debentures	CDI	7.6	81,435	1,297	4,664,182	4,662,156	4,745,617	4,663,453
			2,619,537	1,012,239	14,658,447	8,345,903	17,277,984	9,358,142
			5,091,236	3,426,696	58,929,307	32,310,813	64,020,543	35,737,509

Interest on financing			704,516	345,988	128,433		832,949	345,988
Non-current funding			4,386,720	3,080,708	58,800,874	32,310,813	63,187,594	35,391,521
			5,091,236	3,426,696	58,929,307	32,310,813	64,020,543	35,737,509

Covenants

At September 30, 2019, Suzano was in compliance with all covenants, which are required under certain long-term borrowings.

Debt

Early settlement of Agribusiness Receivables Certificates (“CRAs”)

On January 3, 2019, Suzano settled in advance, through its wholly-owned subsidiary Fibria, the amount of R$878.6 million of two series of CRAs, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the CRAs for the Merger.

Local Fixed and Floating-Interest Notes

On January 17, 2019, Suzano repaid in full two series of outstanding CRAs distributed by Fibria, for which the respective holders did not consent to the completion of the Merger and did not waive their right to declare the early maturity of the CRAs as a result of the Merger: (i) CRA distributed in October 2015 by Fibria and issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675.0 million, with an interest rate of 99% of CDI, and final maturity for the principal in October 2021; and (ii) the second tranche of CRA distributed in September 2017 by Fibria and issued by RB Capital Companhia de Securitização, in the amount of R$184.2 million, with final maturity for the principal in 2023 and an interest rate of IPCA plus 4.5055% p.a.

Export prepayment contracts (“PPE”)

On February 25, 2019, Suzano entered into an export prepayment agreement in the amount of R$738.8 million, with annual interest payment of 8.35% p.a. and maturing in 2024. As of September 30, 2019, the outstanding principal amount was US$177.4 million (R$738.8 million).

On June 14, 2019, Suzano entered into an export prepayment agreement in the amount of R$578.4 million, with annual interest payment of 7.70% p.a. and maturing in 2024. As of September 30, 2019, the outstanding principal amount was US$138.9 million (R$578.4 million).

On June 14, 2019, Suzano, through its wholly-owned subsidiaries Fibria Overseas Finance Ltd and Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of U.S.$750.0 million (equivalent to R$3,123.3 million), with a term of six years and grace period of five years. Suzano is the guarantor of the transaction. As of September 30, 2019, the outstanding principal amount was US$750.0 million (R$3,123.3 million).

Finnvera

On April 29 and April 30, 2019, Suzano voluntarily prepaid U.S.$208.4 million (equivalent to R$822.2 million) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and ECA – Export Credit Agency.

On June 17, 2019, Suzano voluntarily prepaid the outstanding amount of U.S.$378.7 million (equivalent to R$1,473.0 million) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

PPE Prepayments

On June 17, 2019, Suzano, through its subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$ 631.1 million (R$2,454.7 million), related to an export prepayment agreement entered into on January 10, 2018 with MUFG Union Bank, NA, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

On June 18, 2019, Suzano, through its subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$156.0 million (R$602.3 million), related to an export prepayment agreement entered into on December 8, 2017 with MUFG Union Bank, NA, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

International Fixed-Interest Notes (Senior Notes)

Senior Notes due 2029. On January 29, 2019, through its subsidiary Suzano Austria GmbH, Suzano concluded the re-tap of “long” 10-year bonds for another U.S.$750.0 million (equivalent to R$3,123.3 million), with maturity in January 2029, a fixed interest rate of 6.00% p.a. As of September 30, 2019, the principal outstanding principal amount was U.S.$1,750 million (R$7,287.7 million).

Senior Notes due 2047. On May 21, 2019, Suzano, through its subsidiary Suzano Austria GmbH issued an additional amount of U.S.$250.0 million (R$1,041.1 million) of its 7.000% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and coupon at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This operation is fully guaranteed by Suzano S.A. As of September 30, 2019, the outstanding principal amount was US$1,250.0 million (R$5,205.5 million).

Senior Notes due 2030. On May 21, 2019, Suzano, through its subsidiary Suzano Austria, issued an aggregate amount of U.S.$1,000.0 million (R$4,164.4 million) of 5.000% Senior Notes due 2030, with yield at the rate of 5.180% p.a. and coupon at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This operation is fully guaranteed by Suzano S.A. As of September 30, 2019, the outstanding principal amount was US$1,000.0 million (R$4,164.4 million).

BNDES

On March 15, 2019, Suzano carried out the early amortization of R$299.7 million with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

On May 17, 2019, BNDES has released funds to Suzano in the amount of R$108.0 million, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas. As of September 30, 2019, the outstanding principal amount was US$26.0 million (R$108.1 million).

Debentures – 7th issue

On January 7, 2019, Suzano issued R$4,000.0 million in debentures of its 7th issue, in one single series, nonconvertible into shares, maturing in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On March 27, 2019, Suzano made the partial optional extraordinary amortization of the balance of the nominal unit value of all the debentures of this 7th issue, through the payment of the total amount of R$2,056.2 million, comprising of the amortized balance of the nominal unit value of all such debentures plus the corresponding remuneration.

On May 31, 2019, Suzano redeemed in full its unsecured debentures of its 7th issuance by paying the total outstanding amount of R$2,019.6 million, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

Subsequent Events

Debenture - Single Series

On October 17, 2019, Suzano announced to the market a debentures issuance, not-convertible into shares, unsecured, single series, in the amount of R$750.0 million, with maturity date on September 15, 2028 and interest rate of 100% of CDI plus spread of 1.20% p.a.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director